UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14F-1/ A
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
Sun Oil & Gas Corp.

Nevada	000-28767	88-0403070
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1177 West Hastings Street, Suite 1750, Vancouver BC, Canada		V6E 2K3
(Address of principal executive offices)		(Zip Code)
(604) 683-2220
(Company’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

      Note: This amendment amends and restates the information statement on Schedule 14F-1 filed on November 4, 2005.
SUN OIL & GAS CORP.
1177 West Hastings Street, Suite 1750
Vancouver BC, Canada V6E 2K3
INFORMATION STATEMENT
      Sun Oil & Gas Corp. (the “Company”) is mailing this information statement on or about November 4, 2005, to the holders of record of shares of its common stock as of the close of business on October 31, 2005, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
      The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.
      The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.
      You are receiving this information statement because the Company has been advised that Hanzhong Fang and China U.S. Bridge Capital, Ltd., together, the holders of approximately 74.3% of the outstanding shares of common stock of the Company, plan to:

•	Appoint Jimei Liu to the Board of Directors; and

•	Accept the resignation of Peter G. Wilson from the Board of Directors.
      The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.
      Hanzhong Fang and China U.S. Bridge Capital, Ltd. (together, the “Buyers”) acquired approximately 74.3% of the issued and outstanding shares of common stock of the Company (the “Transaction”) from EH&P Investments, John D. Swain, Fred Holcapek, PH Holding Group, Ma Cheng Ji, Zhou Wei, Zeng Xiu Lan, Gu Xiao Dong, Jacksonville Management Ltd., Colin Wilson, and Alliance Capital Management, Inc. (collectively, the “Sellers”) pursuant to the terms and conditions of a stock purchase agreement, dated October 17, 2005, among the Buyers, the Sellers and the Company (the “Stock Purchase Agreement”). For your reference, please note that the Company filed a copy of the Stock Purchase Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on October 21, 2005.
      Immediately prior to the closing of the Transaction, Peter G. Wilson served as the sole member of the Board of Directors. Pursuant to the terms and conditions of the Stock Purchase Agreement, immediately following the closing of the Transaction:

•	The Buyers’ nominee, Zhenggang Wang, was appointed to the Board of Directors;

•	Peter G. Wilson tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyers, after the closing of the Transaction; and

•	The parties agreed to appoint the Buyers’ nominee, Jimei Liu, to the Board of Directors at a future date to be determined by the Buyers.
      As described above, shortly after the filing of this information statement, the Buyers intend to appoint Jimei Liu to the Board of Directors and cause the Company to accept the resignation of Peter G. Wilson from the Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
Voting Securities
      As of October 31, 2005, 32,264,062 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.
Security Ownership of Certain Beneficial Owners and Management
      The following table sets forth certain information, as of October 31, 2005, concerning shares of common stock of the Company, the only class of its securities that are issued and outstanding, held by (1) each stockholder known by the Company to own beneficially more than five percent of the common stock, (2) each director of the Company, (3) each executive officer of the Company, and (4) all directors and executive officers of the Company as a group:

	Amount and Nature	Percentage of
	of Beneficial	Common
Name and Address of Beneficial Owner(1)	Ownership	Stock

Hanzhong Fang(2) 14/ F, People Tower, Shennan Road, Shenzhen, P.R. China 518000	21,582,415	66.89%
China U.S. Bridge Capital, Ltd.(2) Suite 05B, 15th Floor Convention Plaza, Office Tower #1 Harbour Road, Wan Chai Hong Kong, P.R. China	2,398,046	7.43%
Zhenggang Wang	0	—
Peter G. Wilson	0	—
Jian Liu	0	—
Jimei Liu	0	—
All directors and executive officers as a group (3 persons)	0	—

(1)	Unless otherwise indicated in the footnotes to the table, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it. Percentages of less than one percent have been omitted from the table.

(2)	Hanzhong Fang and China U.S. Bridge Capital, Ltd. may be deemed to be the beneficial owners of each others securities on account of the terms and conditions of the Stock Purchase Agreement. However, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Hanzhong Fang and China U.S. Bridge Capital, Ltd. hereby disclaim beneficial ownership of each other’s securities.
Change in Control Arrangements
      Pursuant to the Transaction, the Buyers acquired control of the Company on October 17, 2005. The Buyers acquired control by purchasing approximately 74.3% of the issued and outstanding shares of common stock of the Company directly from the Sellers on the terms and conditions set forth in the Stock Purchase Agreement. The Buyers paid an aggregate of $600,000 for the shares of common stock acquired by them pursuant to the Stock Purchase Agreement. Mr. Fang used his personal funds to purchase the 21,582,415 shares he acquired, and China U.S. Bridge Capital, Ltd. used its working capital to fund the purchase of the 2,398,046 shares that it acquired.
      Immediately prior to the closing of the Transaction, Peter G. Wilson served as the sole member of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) the Buyers’ nominee, Zhenggang Wang, was appointed to the Board of Directors, (2) Peter G. Wilson tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyers, after the closing of the Transaction, and (3) the parties agreed to appoint the Buyers’ nominee, Jimei Liu, to the Board of Directors at a future date to be determined by the Buyers.
      With the completion of the Transaction, the appointment of Jimei Liu to the Board of Directors and the resignation of Peter G. Wilson from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.
DIRECTORS AND EXECUTIVE OFFICERS
Directors and Nominees

Zhenggang Wang, Director, Chairman of the Board and Chief Executive Officer
      Mr. Wang, aged 37, is the founder, chairman and chief executive officer of Yong Xin Digital Technology Company Limited, a holding company established in 2005 for the purpose of holding Zhejiang Province Yiwu City Yong Xin Telecommunication Company Limited and Zhejiang Province Hangzhou City Wang Da Electronics Company Limited, both of which are based in China. Mr. Wang established Zhejiang Province Yiwu City Yong Xin Telecommunication Company Limited in 1997, and he serves as its chairman and chief executive officer. The company’s main operating business is distributing facsimile machines and cord telephones. In May 1999, Mr. Wang established Zhejiang Province Hangzhou City Wang Da Electronics Company Limited, which is in the business of distributing cellular telephone phones. Mr. Wang is the chairman and chief executive officer of such company.
      Mr. Wang does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Wang and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions to which the Company was a party in which Mr. Wang (or any member of his immediate family) had a direct or indirect material interest. The Company is currently engaged in preliminary discussion with Yong Xin Digital Technology Company Limited concerning the potential merger of the companies. At this time, the companies have not entered into a letter of intent, and they do not have any other formal understanding or agreement between them concerning the proposed merger. By virtue of his service as a director and executive officer of the Company and his ownership of and his service as chief executive officer and chairman of the board of Yong Xin Digital Technology Company Limited, under the federal securities laws of the U.S., Mr. Wang may be deemed to have a material interest in the proposed merger. At this time, the amount of this interest is unquantifiable.

Peter G. Wilson, Director
      From 1993 to 1996, Mr. Wilson, aged 37, was vice president of Samoth Equity Corporation (SCF-TSE Listed Company) in Vancouver, B.C. Samoth Equity Corporation specializes in project structure, finance and syndication of large hotel portfolios, multi-family real estate projects and participating development loans throughout North America. In 1996, Mr. Wilson became the principal of Sterling Grant Capital Inc., a private company specializing in corporate development, financing and senior management services to public companies. Also, in 1996, Mr. Wilson joined Samoth Capital Corp., as a director of investor relations. Samoth Capital is a real estate merchant banking company operating in both the United States and Canada. In 1998, Mr. Wilson joined International PetroReal Oil Corporation as vice president and director where he is still a director and vice president.
      Except as previously set forth, Mr. Wilson does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Wilson and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Wilson (or any member of his immediate family) had or is to have a direct or indirect material interest.

Jimei Liu, Director Nominee
      Ms. Liu, age 34, is a nominee to join the Board of Directors, as described above. Ms. Liu currently serves as the senior manager of the human resources and administration department of Yong Xin Digital Technology Company Limited, a position she assumed in January 2005. Prior to that, from 2000 until December 2004, Ms. Liu served in a variety of supervisory positions with UTStarcom (China) Co., Ltd., including senior business human relations manager and national recruiting manager. From 1996 to 2000, Ms. Liu was a human resources supervisor for Tinghsin Food Group.
      Ms. Liu does not hold any other directorships with reporting companies in the United States. There are no family relationships between Ms. Liu and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions to which the Company was a party in which Ms. Liu (or any member of her immediate family) had a direct or indirect material interest. The Company is currently engaged in preliminary discussion with Yong Xin Digital Technology Company Limited concerning the potential merger of the companies. At this time, the companies have not entered into a letter of intent, and they do not have any other formal understanding or agreement between them concerning the proposed merger. By virtue of her service as a director of the Company and her employment as a senior manager with Yong Xin Digital Technology Company Limited, under the federal securities laws of the U.S., Ms. Liu may be deemed to have an indirect material interest in the proposed merger. At this time, the amount of this interest is unquantifiable.
Officers

Zhenggang Wang, Director, Chairman of the Board and Chief Executive Officer
      Information about Mr. Wang is set forth above under “Directors and Nominees.”

Jian Liu, Chief Financial Officer
      Mr. Liu, aged 33, is the chief financial officer of Yong Xin Digital Technology Company Limited, a position he has held since 2002. Yong Xin Digital Technology Company Limited is an electronic products distribution company located in China. Prior to that, from 1998 to 2002, Mr. Liu was the chief financial officer of Beijing Liao Hua Group, a Chinese company that produces steel products.
      Mr. Liu does not hold any directorships with reporting companies in the United States. There are no family relationships between Mr. Liu and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions to which the Company was a party in which Mr. Liu (or any member of his immediate family) had a direct or indirect material interest. The Company is currently engaged in preliminary discussion with Yong Xin Digital Technology Company Limited concerning the potential merger of the companies. At this time, the companies have not entered into a letter of intent, and they do not have any other formal understanding or agreement between them concerning the proposed merger. By virtue of his service as chief financial officer of the Company and his ownership of and his service as chief financial officer of Yong Xin Digital Technology Company Limited, under the federal securities laws of the U.S., Mr. Liu may be deemed to have an indirect material interest in the proposed merger. At this time, the amount of this interest is unquantifiable.
Section 16(a) Beneficial Ownership Reporting Compliance
      Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.
      Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions
      Except as otherwise disclosed herein the biographical information for Mr. Wang, Ms. Liu and Mr. Liu, there have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.
Board Committees
      The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.
Shareholder Communications
      The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Executive Compensation
      Shown on the table below is information on the annual and long-term compensation for services rendered to the Company in all capacities, for the fiscal years ended January 31, 2004, 2003 and 2002, paid by the Company to all individuals serving as the Company’s chief executive officer or acting in a similar capacity during the last three completed fiscal years, regardless of compensation level. During the last completed fiscal year, the Company did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

						Long Term Compensation
			Annual Compensation
						Restricted	Options/	LTIP
					Other Annual	Stock	SARs	payouts	All Other
Name	Title	Year	Salary	Bonus	Compensation	Awarded	(#)	($)	Compensation

Peter G. Wilson	President	2004	$40,000	0	0	0	0	0	0
	CEO	2003	$0	0	0	0	0	0	0
		2002	$0	0	0	0	0	0	0
Gary Cambell	Former	2004	$40,000	0	0	0	0	0	0
	President	2003	$0	0	0	0	0	0	0
		2002	$0	0	0	0	0	0	0
Kevin Polis	Former	2004	$0	0	0	0	0	0	0
	President	2003	$0	0	0	0	0	0	0
		2002	$0	0	0	0	0	0	0
Mark Zouvas	Former	2004	—	—	—	—	—	—	—
	President	2003	—	—	—	—	—	—	—
		2002	$165,000	0	0	0	0	0	0
      To date, no compensation has been awarded to, earned by or paid to either Mr. Liu or Mr. Wang, in their respective capacities as chief financial officer and chairman of the board and chief executive officer of the Company, respectively. There are no employment contracts or change-in-control arrangement between the Company and its executive officers.
Director Compensation
      The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1/ A to be signed on its behalf by the undersigned hereunto duly authorized.

Sun Oil & Gas Corp.

/s/ Zhenggang Wang

Zhenggang Wang
Chairman of the Board & Chief Executive Officer
Date: November 22, 2005